(212) 701-3412
June 5, 2007

Re:	Validus Holdings, Ltd.
Registration Statement on Form S-1
(File No. 333-139989)
Ladies and Gentlemen:
          On behalf of Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 3 to the registration statement on Form S-1 (File No. 333-139989) (“Amendment No. 3”). The registration statement was initially filed on January 16, 2007 (such initial filing, together with Amendment No. 1, filed on March 9, 2007, Amendment No. 2, filed on April 9, 2007, and Amendment No. 3 being herein referred to as the “Registration Statement”).
          Amendment No. 3 includes disclosure regarding the Company’s results for its quarter ended March 31, 2007.
          Amendment No. 3 also includes disclosure regarding the Company’s planned acquisition of Talbot Holdings Ltd. (“Talbot Holdings”) pursuant to a Share Sale Agreement dated May 15, 2007 among the Company and the selling shareholders party thereto. The Share Sale Agreement has been filed as Exhibit 10.31 to the Registration Statement.
          The Staff will note that the Company has included audited historical financial statements of Talbot Holdings for the years ended December 31, 2006, 2005 and 2004. These financial statements are being provided pursuant to the requirements of Rule 3-05 of Regulation S-X. The Company has also included an unaudited pro forma balance sheet as of December 31, 2006 and an unaudited pro forma statement of income for the year then ended.

          Because Talbot Holdings is a foreign private issuer, the Company is not currently required to provide unaudited historical financial statements of Talbot Holdings as of March 31, 2007 or for the three month periods ended March 31, 2007 and 2006. In addition, Talbot Holdings does not prepare interim quarterly financial statements and March 31 interim financial statements for Talbot are not available.
          Since Rule 3-05 does not require updated Talbot Holdings’ historical financial statements, and such financial statements are not currently available, the Company believes that it should not be required (by Article 11 of Regulation S-X) to update the unaudited pro forma financial statements to March 31, 2007.
          The Company intends to seek, shortly after the filing of this Amendment No. 3, the Staff’s concurrence (waiver), as well as the written concurrence of the Office of Chief Accountant within the Division of Corporation Finance, with the Company’s interpretation of Article 11.
* * * * *
          By copy of this letter we are providing courtesy copies of this letter, Amendment No. 3 and copies of Amendment No. 3 marked against Amendment No. 2 to the following members of the Staff: James Peklenk, James Atkinson and Michael Reedich.
          Comments or questions regarding any matters with respect to Amendment No. 3 may be directed to me at (212) 701-3412.

Sincerely,
/s/ Michael A. Becker

Michael A. Becker

Enclosures

cc:	James Peklenk James Atkinson Michael Reedich Securities and Exchange Commission Edward J. Noonan Jeff Consolino Validus Holdings, Ltd. Gary I. Horowitz Simpson Thacher & Bartlett LLP

Caroline J. Foulger Arthur Wightman PricewaterhouseCoopers
VIA EDGAR TRANSMISSION AND BY HAND
Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405